# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New America Acquisition I Corp., CIK 0002074878
CUSIP: 023634108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001089113

## Reporting persons
- HSBC HOLDINGS PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 2,467,180; shared voting power 0; sole dispositive power 2,467,180; shared dispositive power 0; aggregate amount beneficially owned 2,467,180 (6.6% of the class)
  Comment: The percentage set forth is calculated based upon an aggregate of 37,300,000 Class A common stock as of August 14, 2026, as reported in Form 10 Q filed with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: New America Acquisition I Corp.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: HSBC Holdings plc
Address of principal business office or, if none, residence: 8 Canada Square, London E14 5HQ, United Kingdom
Citizenship: Incorporated in England with limited liability

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 2,467,180
Percent of class: 6.6
Sole power to vote or to direct the vote: 2,467,180
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,467,180
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: HSBC Bank plc has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of New America Acquisition I Corp relates to more than 5 percent of the class of Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: HSBC Bank plc

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HSBC HOLDINGS PLC: Angela McEntee, GROUP COMPANY SECRETARY (10/30/2026)